MANDALAY MEDIA, INC.
2121 Avenue of the Stars, Suite 2550
Los Angeles, CA 90067

April 2, 2009

Mr. Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

RE:	Mandalay Media, Inc.
Form 10-KT for the transition period from
January 1, 2008 to March 31, 2008
Filed July 15, 2008
File No. 000-10039

Dear Mr. Kronforst,

Thank you for your letter dated March 19, 2009 regarding comments on the above filing. We have reviewed your comments and have set out your comments as well as our corresponding responses below.

Form 10-KT for the transition period from January 1, 2008 to March 31, 2008

Item 8. Financial Statements and Supplementary Data
General

COMMENT 1: “ We note you present the historical financial statements of Mandalay for periods prior to your acquisition of Twistbox, Inc. Please tell us whether you consider Twistbox to be a predecessor entity pursuant to rule 405 of Regulation C  and, if so, what consideration you gave to presenting predecessor financial statements in your Form 10-KT. Similar concerns apply to your Forms 10-Q for your fiscal quarters ended June 30, 2008, and December 31, 2008.”

RESPONSE:
In considering the financial disclosure required, and in particular in determining the appropriate entity for the purposes of presenting predecessor financial statements, we reviewed the circumstances of the merger and in particular whether the transaction represented a “reverse merger”  under which circumstances the acquired company (Twistbox Entertainment Inc.) would be considered the predecessor entity. It was our conclusion that Mandalay Media, Inc. was the predecessor entity in this case.

Our review and conclusion can be summarized as follows.

Transaction Overview

On February 12, 2008, Mandalay Media, Inc. (“Mandalay Media”) acquired all the issued and outstanding stock of Twistbox Entertainment Inc. (“Twistbox”). The merger of these companies combined the financing and financial management resources of Mandalay Media with the experienced operations management, technology and contracts of Twistbox.

The consideration paid by Mandalay Media was independently valued at the time as follows:

MNDL Shares	10,180,300	$4.75	$48,356
Vested Options assumed by MNDL	2,144,700		9,614
Unvested options assumed by MNDL	318,772		1,406
Executive incentive options issued			3,938
Warrants issued to Lender			2,711
Other acquisition costs			1,454

			$67,479

Authoritative Guidance

We evaluated the guidance under GAAP – specifically SFAS No. 141 - as follows:

The fundamental accounting issues in exchange transactions involve determining the basis at which assets transferred should be recorded and deciding what prior financial results of the entities should be reported.  The following excerpts from various technical accounting literature and SEC pronouncements on reverse merger and purchase accounting issues are considered pertinent:

SFAS No. 141, paragraph 17, states:  “In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity.  In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests.  Commonly, the acquiring entity is the larger entity.  However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one.  In some business combinations, the combined entity assumes the name of the acquired entity.  Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

a.
The relative voting rights in the combined entity after the combination – all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity.  In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b.
The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has significant voting interest – all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

c.
 The composition of the governing body of the combined entity – all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

d.
The composition of the senior management of the combined entity – all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity.  Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

e.
The terms of the exchange of equity securities – all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

Assessment of Aspects of the Merger

Based on the above guidance, the following aspects of the merger were considered relevant:

1.
The common shares issued by Mandalay Media as part of the transaction amounted to 10.18 million shares, compared to Mandalay Media’s 21.969 million shares prior to the merger, so that former Twistbox stockholders had nominal ownership of approximately 31.7% of Mandalay Media stock post-transaction. It should also be noted that there were approximately 6.3 million options and warrants in Mandalay Media outstanding at December 31, 2007 held by common stockholders and executive management of Mandalay Media.  As a result, majority ownership of the combined company was clearly held by the former stockholders of Mandalay Media.

2.
Voting rights – preferred stockholders and common stockholders have equal voting rights, so that voting powers closely follows the ownership percentage noted above. As a result, voting power is controlled by the former stockholders of Mandalay Media.

3.
Board of directors – On completion of the merger, the board of Mandalay Media was enlarged from 8 to 10 by adding two persons who were previous common stockholders of Twistbox. As a result, voting power at the board level was retained by the previous stockholders of Mandalay Media.

4.
Senior Management/Approval authorities. Twistbox senior management was retained intact and in place as the senior management of the subsidiary. However the senior management of Mandalay Media was given supervisory authority over the operations of the subsidiary, including major operating decisions, setting strategy and budgets, and sign off of expenditures exceeding a specified amount.

Conclusion

Each of the above four significant criteria are decisively aligned with the accounting guidance for treating the merger as an acquisition of Twistbox by Mandalay Media, and accounting for the transaction as a purchase transaction in accordance with SFAS No. 141.

Note 2. Summary of Significant Accounting Policies
Content Provider Licenses
Content Provider License Fee and Minimum Guarantees, page 45

COMMENT 2:  “ We note you accrue a loss in the period you conclude future guaranteed royalty payments to content providers are not recoverable. Please explain to us in further detail why the timing of your expense recognition is appropriate.  Refer to authoritative accounting literature as applicable.”

RESPONSE:
Our review and conclusion can be summarized as follows.

Background

Mandalay Media, through its wholly owned subsidiary Twistbox, is a producer and publisher of mobile content.  Twistbox enters into exclusive licensing agreements to distribute games, pictures and other content for mobile products.  In order to enter into these exclusive agreements, Twistbox will offer a percentage of the revenue generated from the sales of the games, pictures and other content and may also offer a minimum guarantee to the producer of the content.  Over a period of time specified in each agreement, Twistbox will owe the producer the greater of 1) a percentage of the revenue or 2) the minimum guaranteed payment.

Issue:

How should Twistbox treat the minimum guarantee once it has been determined that there will not be sufficient sales revenue to reach the minimum guarantee?

References:

Financial Accounting Standards No. 5 “Accounting for Contingencies”
Financial Accounting Standards No. 50 “Financial Reporting in the Record and Music Industry”

Discussion:

This type of arrangement is similar to the record and music industry where minimum guarantees are paid in advance by a licensee to a licensor for the right to sell or distribute records or music.  In this arrangement, Twistbox has agreed to pay the licensor a minimum amount over a certain period of time instead of paying the fee upfront.

SFAS No. 50, paragraph 15 states, “if minimum guarantees are paid in advance by a licensee, such minimum guarantees shall be reported as an asset by the licensee and subsequently charged to expense in accordance with the terms of the license agreement. If all or a portion of the minimum guarantee subsequently appears not to be recoverable through future use of the rights obtained under the license, the nonrecoverable portion shall be charged to expense.”

SFAS No. 5 paragraph 8 states, “An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

a. Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.  It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b. The amount of loss can be reasonably estimated.

Conclusion:

Twistbox regularly assesses the recoverability of Minimum Guarantees by measuring the amounts committed against the projected future revenues associated with these contracts.   If and when Twistbox determines that it is probable that it will not have sufficient revenues to meet the minimum guarantee and that the amount can be reasonably estimated, then a liability is accrued and an expense recorded in the period that this determination is made.

Note 8 – Other Intangible Assets, page 54

COMMENT 3: “Please tell us why you believe that your trademarks have an indefinite useful life.  As part of your response, please explain to us why you believe that no legal, regulatory, contractual, competitive, economic, expected use of other factors could limit the useful life of this tangible asset.  See paragraph 11 of SFAS 142.”

RESPONSE:
Because no legal, regulatory, contractual, competitive or other factor limits the useful life of the Twistbox trademarks and trade names acquired in the February 2008 merger transaction, it is considered an indefinite-life intangible asset.  Indefinite means that there is no foreseeable limit on the period of time over which the intangible asset is expected to provide cash flows.  Unders SFAS 142 paragraph 11, an intangible asset with an indefinite life is not amortized unless there are factors which limit it’s useful life.

Twistbox’s trademarks and trade names consist of the following: Twistbox Entertainment, Renux, RapidPort, Nitro-CDP, CMX Wrapper, Play for Prizes and WAAT Media Content Standards Rating Matrix.  These trademarks and trade names identify Twistbox as an innovator and leader in its industry.  The products and services associated with these trademarks and trade names are recognized by the customers of Twistbox, and identify unique competitive advantages held by the company. Therefore, we believe the trade names acquired in the transaction have material value and meet the separable criteria of SFAS No. 141.

Common Law Considerations

A trademark or trade name is a word, phrase or symbol that distinguishes or identifies a particular enterprise or product.  Under common law, the right to use a trademark or trade name, whether it is registered or not, rests exclusively with the original user as long as the original user continues to use it.  Registration with the U.S. Patent and Trademark Office provides legal protection for an indefinite number of renewals for periods of ten years each.  Therefore, a business that uses an established trademark or trade name may properly consider it to have an indefinite life.

Application of Indefinite Life to Twistbox major Trademarks and Trade Names

All evidence indicates that these trademarks and trade names will generate cash flows for an indefinite period of time. We have determined that there have no legal, regulatory, contractual, competitive or other factors have arisen which would limit the ability for these assets to generate such cashflows.  In the case of Twistbox’s acquired trademarks and trade names, the trademarks and trade names have indefinite lives because it is our expectation that they will contribute to cash flows on an indefinite basis.  In the independent valuations we received on the acquisition, the evaluators considered our net cash flow as projected to avoid royalty expense into perpetuity.  Based on the evaluator’s discussions with Mandalay Media’s management and the opinion of Mandalay Media’s management, the trade name will be utilized indefinitely.  Thus, management believes that the trademark and trade names meet the criteria for long-lived intangible assets with indefinite economic lives, as defined by SFAS No. 142 and with reference to the examples in Appendix A of SFAS no. 142

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 63, Management’s Report on Internal Controls over Financial Reporting, page 64

Your comments were:

COMMENT 4: “ We note that your CEO and CFO concluded that your disclosure controls and procedures are effective to ensure that material information relating to use was made known to them by others within those entities, particularly during the period in which this Transition Report on Form 10-KT was prepared. Please revise your future filings to conclude on the complete and exact definition of disclosure controls and procedures specified in Exchange Act Rule 13a-15(e).” and

COMMENT 5: “Please revise your future filings to identify the framework used to evaluate the effectiveness of your internal controls over financial reporting. See Item 308T(a)(2) of Regulation S-K.”

RESPONSE:
We acknowledge your comments and will revise our future filings to reflect the requested disclosures.

The company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jay Wolf
Jay Wolf
Chief Financial Officer